April 7, 2020

Mr. Michael Volley, Staff Accountant

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:HCI Group, Inc.

Form 10-K filed March 6, 2020

File No. 001-34126

Dear Mr. Volley:

This letter is in response to your letter of March 24, 2020 to HCI Group, Inc. (the “Company”).  Thank you for your comments.  For the sake of clarity, we have included your comments (in italics) in our response.

Comment Number One:

“We note your disclosure that you have no influence over partnership operating and financial policies and that you use the equity method to account for these investments.  We also note your disclosure of your ownership percentages of certain limited partnerships was between 0.18% and 2.24% on page 59.  Please tell us the accounting guidance that supports accounting for these investments using the equity method.  Please tell us specifically how you considered the guidance in ASC 323-30-S99 and ASC 970-323-25-6 which appears to indicate that the equity method is not appropriate if an interest is so minor that you have virtually no influence over partnership operating and financial policies.”

Response:

We note that, under current accounting standards, there are three acceptable methods of accounting for limited partnership investments, as summarized below.

Accounting Method	When and How to Apply
Equity Method	A reporting entity has significant ownership interest, but no controlling interest (ASC 323-30-S99 and ASC 970-323-25-6)

Fair Value Method	A reporting entity has minor or no influence over operating and financial policies.
a) With a readily determinable fair value
Use an observable price in an orderly transaction at the measurement date (ASC 321-10-35-1)
b) Without a readily determinable fair value

As a practical expedient, use the net asset value at the measurement date (for the purposes of this correspondence, referred to by us as the NAV Method) (ASC 820-10-35-59), if the investment is within the scope of ASC 820-10-15-4 through 15-5, which requires the investment to be governed by Topic 946 “Financial Services – Investment Companies.” Each limited partnership contemplated in this correspondence falls under Topic 946.

Cost Method

A reporting entity has minor or no influence over operating and financial policies.  A reporting entity may elect to measure a limited partnership investment without a readily determinable fair value that does not qualify for the practical expedient at its cost minus impairment, if any (ASC 321-10-35-2).

As at December 31, 2019 the Company had five limited partnership (LP) investments with varying degrees of ownership percentages. These five LPs are considered investment companies under ASC Topic 946, and they manage their investments and evaluate the performance of those investments on a fair value basis.  The LPs are large private equity funds with numerous individual investments, and the fair value of the funds are not readily observable in an open market.  Each fund provides a quarterly statement which discloses (among other things) the net asset value (NAV); however, these statements are always three months in arrears.

For one of these investments, we had a 15.37% ownership interest as of December 31, 2019 and accounted for it under the Equity Method in accordance with ASC-323-30-S99.  With respect to the other four LP investments, our investment was less than 5% as of December 31, 2019 (the “Other LP Investments”).  As described in more detail below, our accounting for the Other LP Investments is in accordance with the NAV Method and technically falls within the Fair Value Method (as described below).  Since these are considered investment companies, either the NAV method or the Equity Method will result in the same carrying value. As further described below, the Company intends to clarify the applicable method in future filings, although we note that this clarification does not change the results as reported in the Company’s 2019 financial statements.

For the information of the Staff, the Company undertook the following assessment to determine the proper accounting for the Other LP Investments:

1.

We first considered the Cost Method. However, under ASC 321-10-35-2, the Cost Method is not preferred if the LP investment qualifies for the application of the NAV Method (see our discussion in the following paragraph regarding the NAV Method).  In addition, under the Cost Method, there is a requirement to do an impairment analysis at each reporting date, but the Company does not have access to sufficient information about the individual investments of the funds to do an impairment analysis.  Therefore, the Company is unable to use the Cost Method.  In addition, we do not consider the Cost Method to provide good disclosure to the readers of our financial statements, as we believe that fair value better reflects the underlying economics.  For example, Fixed Term Investments and Equity Investments are all disclosed at fair value, and so the Cost Method for the Other LP Investments would not be meaningful to a reader.

2.

With the Cost Method eliminated, we look to the guidelines of the Fair Value Method.  As stated previously, a readily determinable fair value is not available for the Other LP Investments, and therefore we have availed ourselves of the practical expedient, which permits the use of net asset value as an estimate of fair value.  As mentioned above, we receive statements from each LP three months in arrears.  Therefore, our practice has been to take the NAV from the most recent statement for each LP and adjust it for contributions and distributions by the fund in the reporting quarter.  The mechanics of that calculation are substantially the same, if not the same, as those of the Equity Method.  Since LPs report their operating results on a fair value basis, the Equity Method and NAV Method will yield the same accounting result.  In the past, we have described our accounting method as the Equity Method, although for technical accuracy our disclosure going forward will state that we used the NAV Method (under the Fair Value Method) for the Other LP Investments.

We note that, regarding the three month lag in reporting NAV by each of the funds, ASC 820-10-35-60 addresses the situation where a NAV is not as of a reporting date and states that a company should consider whether a revision to the most recent net asset value per share is necessary to adjust the NAV to the company’s reporting date.  During our ownership of these funds through December 31, 2019, we have not seen a need to adjust the NAV, such as might be necessary in the case of an unusual market-driven or industry-wide event affecting the type of investments in each fund.

To provide further clarity in future filings, the Company will revise the applicable disclosure as follows: (strikethrough text is deleted, and additions are underlined)

“Limited Partnership Investments. The Company has interests in limited partnerships that are not registered under the United Stated Securities Act of 1933, as amended, the securities laws of any state or the securities laws of any other jurisdictions. The partnership interests cannot be resold in the public market and any withdrawal is subject to the terms and conditions of the partnership agreement. The Company has no influence over partnership operating and financial policies. The Company ~~did not elect the fair value option and, therefore,~~ uses the equity method to account for the~~se~~ investments with ownership interest greater than five percent. For the investments with ownership interest at five percent or less, the Company uses the net asset value method to estimate the fair value of these investments.  The Company generally recognizes its share of the limited partnership’s earnings or losses on a three-month lag.  Due to the lag, the Company may record an adjustment to the Company’s most recent share of net asset value when the amount can be reasonably estimated.

Pursuant to U.S. GAAP, these limited partnerships which are private equity funds must measure their investments at fair value and reflect the unrealized gains and losses in the fair value of their investments on their statement of income.  As a result, the carrying value of limited partnership investments at each reporting date approximates their estimated fair value.”

Comment Number Two:

“We note your disclosure that you recognize your share of earnings or losses based on the respective limited partnership’s statement of income. We also note your disclosure that the limited partnerships had a net loss of $112 million during 2019 but that you recognized income of $1.2 million during 2019. Please tell us and revise future filings to explain why you recognized income when the limited partnerships recognized losses.”

Response:

The net loss of $112 million disclosed on Page 59 is an aggregate of the operating results from all LPs.  Each LP varies in size in terms of total assets and total operating results.  Our net investment income from the five LPs of $1.2 million disclosed on page 61 represents the sum of our proportionate share of the income or loss from each individual LP.  During 2019, only one of the five LPs reported a net loss and our percentage of ownership in that LP was only 0.81%.  Despite one of the LPs making a negative contribution to our income from LPs, the sum of the proportionate share of all five LPs resulted in net investment income.

To provide clarity in future filings, the Company will add the following explanatory sentence:

“Net investment income or loss from limited partnerships represents a net aggregate amount of operating results allocated to the Company based on the percentage of ownership interest in each limited partnership.”

Please feel free to contact me at 813-419-5274 should you have questions or need additional information.

Sincerely,

/s/ James Mark Harmsworth
James Mark Harmsworth
Chief Financial Officer
HCI Group, Inc.

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